SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to                             .

Commission file number 000-23249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PRIORITY HEALTHCARE CORPORATION 401(K) PROFIT SHARING PLAN

(F/K/A PROFIT SHARING PLAN OF

PRIORITY HEALTHCARE CORPORATION AND AFFILIATES)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIORITY HEALTHCARE CORPORATION

250 Technology Park

Lake Mary, Florida 32746

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements

Independent Auditors’ Reports

Financial Statements:

Statements of Net Assets Available for Benefits, at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

*Supplemental Schedule

Schedule 1—Schedule of Assets Held for Investment Purposes at End of Year

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b)	Exhibits

23.1	—	Consent of Tedder, James, Worden & Associates, P.A.

23.2	—	Consent of Ent & Imler CPA Group, PC

99	—	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

INDEPENDENT AUDITORS’ REPORT

To the Administrator and Administrative

Committee of the Priority Healthcare Corporation

401(k) Profit Sharing Plan:

We have audited the statement of net assets available for benefits of the Priority Healthcare Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

Orlando, Florida

May 30, 2003

INDEPENDENT AUDITORS’ REPORT

To the Administrator and

Administrative Committee of

The Profit Sharing Plan of Priority

    Healthcare Corporation and Affiliates:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of The Profit Sharing Plan of Priority Healthcare Corporation and Affiliates (the “Plan”) as of December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ ENT & IMLER CPA GROUP, PC

ENT & IMLER CPA GROUP, PC

Indianapolis, Indiana

June 21, 2002

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments at fair value:
PHC common stock	$1,564,326	1,762,481
Registered investment companies	3,696,744	3,153,915
Participant loans	75,210	44,373

Total investments	5,336,280	4,960,769
Receivables:
Participants’ contributions	37,995	—
Employer’s contribution	1,408,339	876,143
Accrued investment income	—	48

Total receivables	1,446,334	876,191
Cash	3,315	—

Net assets available for benefits	$6,785,929	5,836,960

See accompanying notes to financial statements.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2002

Additions to (deductions from) net assets attributed to:
Investment income (loss):
Interest and dividends	$37,881
Net decrease in fair value of investments	(1,223,652)

Total investment loss	(1,185,771)
Contributions:
Employer’s	1,408,339
Participants’	1,359,146
Rollover from other qualified plan	66,364

Total contributions	2,833,849

Total additions	1,648,078
Deductions from net assets attributed to:
Benefits paid to participants	694,554
Administrative expenses	4,555

Total deductions	699,109

Net increase	948,969
Net assets available for benefits:
Beginning of year	5,836,960

End of year	$6,785,929

See accompanying notes to financial statements.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002

(1)	Plan Description

The following description of the Priority Healthcare Corporation 401(k) Profit Sharing Plan (f/k/a the Profit Sharing Plan of Priority Healthcare Corporation and Affiliates) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)	General

The Plan, which was effective January 1, 1999, is a defined contribution plan covering substantially all eligible full and part-time employees of Priority Healthcare Corporation (the ”Company”). The Plan is a combined profit sharing and
401(k) pre-tax savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees become eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1 immediately following completion of 90 days of service and attaining age 18.

Employees become eligible to participate in the Company’s profit sharing program of the Plan beginning on January 1, April 1, July 1, or October 1, immediately following completion of one year of service and attaining age 18. An employee is considered to have completed one year of service at the end of the first twelve-month period during which the employee has completed no fewer than 1,000 hours of service.

(b)	Contributions

Plan participants may voluntarily contribute, on a pre-tax basis, up to 80% of their annual compensation to the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. All investments are participant directed. The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service was $11,000 for 2002.

The Plan provides for a Company discretionary profit sharing contribution. Discretionary contributions are allocated using a pro-rata formula where the contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant’s compensation in the plan year bears to the total compensation of all qualifying participants for the plan year. The profit sharing contribution, before forfeitures for 2002 and 2001 was $1,428,594 and $909,826, respectively.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Plan Description, Continued

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, their pro rata share of Company profit sharing contributions, if any, and an allocation of Plan earnings including market value adjustments on Plan investments. Allocations of earnings are based on account balances, as defined in the Plan agreement.

(d)	Vesting

Employee contributions have full and immediate vesting. Employer discretionary profit sharing contributions vest according to the following schedule:

Years of service	Vesting percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

(e)	Distribution of Participant Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement, disability, or death. Participants still employed who have reached the age 59 1/2 are eligible for distribution of their vested account balance in a lump sum or installment payments not to exceed their life expectancy. The normal retirement age, as defined by the Plan, is 65. If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $5,000, the participant may elect any distribution date up to age 70 1/2.

(f)	Forfeitures of Accounts

Forfeitures are used to reduce future employer contributions. In 2002, $33,683 was used to offset employer profit sharing contributions relating to the 2001 plan year. At December 31, 2002, there was $20,255 remaining in forfeited non-vested accounts.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Plan Description, Continued

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum of $50,000 or 50% of the present value of the non-forfeitable accrued benefit of the participants balance in the plan, whichever is less. The loan, which is collateralized by the balance in the participant’s account, bears interest at prime plus 1%, determined on the first business day of each month. All loans are repaid within a period of five years, except loans to acquire the participant’s principal residence, which must be repaid in a reasonable period of time, not to exceed 15 years.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation

The Plan’s investments are stated at fair value. The value of each registered investment company and the Priority Healthcare Corporation (“PHC”) common stock is determined at the close of each business day based on the market value, as reported by the Trustee. The value of the common collective trusts is determined by the Trustee periodically. Participant loans are valued at the amount of unpaid principal, which approximates fair value.

(d)	Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rates, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(2)	Summary of Significant Accounting Policies, Continued

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administration

The Plan is administered by a committee (the “Committee”) appointed by the Compensation and Stock Option Committee of the Company’s Board of Directors. The Plan had until November 30, 2002 a trust agreement with Key Trust (the “Trustee”) whereby the Trustee received contributions, invested Plan assets and distributed amounts for benefit payments as directed by the Committee. On December 1, 2002, the Plan entered into a trust agreement with Delaware Management Trust Company to provide trustee services. All trustee’s fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan.

(3)	Investments

     The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2002	2001
PHC Common Stock	$1,564,326	1,762,481
AIM Basic Value Fund	651,256	*
Delaware Stable Value Fund	602,858	*
Pioneer Fund	568,259	*
MFS Total Return Fund	488,925	*
State Street Mid Cap Value Fund	431,825	*
Delaware International Value Equity Fund	338,800	*
Delaware S & P 500 Index Fund	275,005	*
American Washington Mutual Inv Fund	*	638,516
Janus Fund	*	554,757
Victory Special Value Fund	*	524,459
Victory Gradison Government Reserves-G Fund	*	415,543
Victory Balanced Fund	*	363,438
American Europacific Growth Fund	*	310,273

* – Did not constitute 5% or more of plan assets for the year presented.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(3)	Investments, Continued

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year), declined in value by $1,223,652 during the year ended December 31, 2002 as follows:

Registered investment companies	$(560,787)
Common stock	(662,865)

$(1,223,652)

(4)	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 7, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes. The Plan has subsequently been amended to conform with various tax acts. In the opinion of the Plan Administrator, the Plan, as amended, continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.

(5)	Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants’ will become 100% vested in their accounts.

(6)	Form 5500

There were no substantial differences between the accompanying financial statements as of December 31, 2002 and 2001 and the financial information reported on Form 5500.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

EIN # 35-1927379

Plan # 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current value
*	Priority Healthcare Corporation Common Stock	Equity securities of Priority Healthcare Corporation	$ —	1,564,326
	AIM Investments	Registered Investment Companies AIM Basic Value Fund	—	651,256
*	Delaware Investments	Common Collective Trust Delaware Stable Value Fund	—	602,858
	Pioneer Investments	Registered Investment Companies Pioneer Fund	—	568,259
	MFS Investment Management	Registered Investment Companies MFS Total Return Fund	—	488,925
	State Street Research	Registered Investment Companies State Street Mid Cap Value Fund	—	431,825
*	Delaware Investments	Registered Investment Companies Delaware International Value Equity Fund	—	338,800
*	Delaware Investments	Registered Investment Companies Delaware S&P 500 Index Fund	—	275,005
	PIMCO Funds	Registered Investment Companies PIMCO Total Return Fund	—	260,629
	Evergreen Investments	Registered Investment Companies Evergreen Special Values Fund	—	27,806
	MFS Investment Management	Registered Investment Companies MFS Mass Investors Growth Stock Fund	—	24,737
*	Delaware Investments	Registered Investment Companies Delaware REIT Fund	—	14,448
	AIM Investments	Registered Investment Companies AIM Mid Cap Core Equity Fund	—	10,159
*	Delaware Investments	Registered Investment Companies Delaware Trend Fund	—	2,037
*	Delaware Investments	Cash Account	—	3,315
*	Participant Loans	Various maturities (Interest rates from 5.25% to 10.5%)	—	75,210

* Party-in-interest			$ —	5,339,595

See accompanying independent auditors’ report

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRIORITY HEALTHCARE CORPORATION 401(K) PROFIT SHARING PLAN (F/K/A PROFIT SHARING PLAN OF PRIORITY HEALTHCARE CORPORATION AND AFFILIATES)

Date:	June 25, 2003	By:	/s/ REBECCA M. SHANAHAN
		Name: Title:	Rebecca M. Shanahan Plan Administrator